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RIZOME Giant Bamboo Value Chain ~ Photo Essay

Table of content

1) Nurseries

Rizome’s 2020 campaign:

130,000 plants

grown in 7 nurseries



The Indigenous community's Giant Bamboo nursery was established on this former landfill.

Nurseries are creating an income opportunity for disenfranchised indigenous people who subsisted as waste pickers. Now earning income as bamboo nursery participants.



























2) Planting

Rizome’s 2020 campaign:

Plant 650 hectares (130,000 clumps)

Prioritizing:

- Social & economic impact on Indigenous Community
- soil erosion protection / water quality
- use of non-productive land / steep mountain slopes





The problem: Deforestation = soil erosion = landslides

















1 nursery plant =
1 clump =
10 bamboo poles harvested every year for the rest of the 21st century

3) Harvesting:

Multiple harvest teams are deployed to harvest several truck loads per week

Income opportunity is distributed amongst multiple farmers with pre-existing bamboo clumps










4) Transport

by foot
by water buffalo
by tractor
by Truck








JINGGONG
WILLIARD



5) Processing:

Bamboo culms are split, de-noded, planed, treated in pressure tank, kiln-dried, planed again, graded, bundled and shipped.




Rizome Industrial process from bamboo culms to bamboo slats







POLO
3











6) Impact Indigenous People

Income from collection of propagule
Wages from nursery work
Income from the sale of nursery plants
Wages for land prep and planting
Carbon Offset dividend
Increased food security
Improved water quantity and quality
Training, capacity development













7) Impact on Women:

Income from collection of propagules
wages from nurseries
Food security
Improved water quality and quantity
Training and capacity development
Role modeling through Rizome Head of Nurseries













Mindanao: 300,000 hectares are available for bamboo reforestation and associated environmental, social and economic impact